                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               ----------------

                                SCHEDULE 13G/A
                               (Amendment No. 9)




                             BUSH INDUSTRIES, INC.
             ----------------------------------------------------
                               (Name of Issuer)


                     CLASS A COMMON STOCK, $.10 PAR VALUE
             ----------------------------------------------------
                        (Title of Class of Securities)

                                  123164 10 5
             ----------------------------------------------------
                                (CUSIP Number)



                               DECEMBER 31, 2001
             -----------------------------------------------------
             Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

--------------------------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 123164 10 5                                         PAGE 2 OF 12 PAGES
---------------------                                         ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).

      Paul S. Bush
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             3,620,547
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          560,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          3,620,547
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9

      4,180,547
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      29.16%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12

      IN
-----------------------------------------------------------------------------

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CUSIP NO. 123164 10 5                                         PAGE 3 OF 12 PAGES
---------------------                                         ------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON/
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).

      Paul S. Bush Declaration of Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Florida
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             1,081,721
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,081,721
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9

      1,081,721
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
10
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12

      OO
-----------------------------------------------------------------------------

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CUSIP NO. 123164 10 5                                         PAGE 4 OF 12 PAGES
---------------------                                         ------------------




--------------------------------------------------------------------------------
     NAME OF REPORTING PERSON/
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                         The Bush Family Ltd. Partnership
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[_]
2                                                                         (b)[_]
--------------------------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
4
     Florida
--------------------------------------------------------------------------------
                               SOLE VOTING POWER
                        5
   NUMBER OF
                               0
     SHARES          -----------------------------------------------------------
                               SHARED VOTING POWER
  BENEFICIALLY          6

    OWNED BY                   2,261,916
                     -----------------------------------------------------------
      EACH                     SOLE DISPOSITIVE POWER
                        7
   REPORTING
                               0
     PERSON          -----------------------------------------------------------
                               SHARED DISPOSITIVE POWER
      WITH              8
                               2,261,916
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
9
     2,261,916
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
10   SHARES
                                                                             [_]
     N/A
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
     15.8%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON
12
     PN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 123164 10 5                                         PAGE 5 OF 12 PAGES
---------------------                                         ------------------


ITEM 1(a).  Name of Issuer: Bush Industries, Inc. ("Issuer")


ITEM 1(b).  Address of Issuer's Principal Executive Offices:

            One Mason Drive, Jamestown, New York 14702


ITEM 2(a).  Name of Person Filing
ITEM 2(b).  Address of Principal Business Office
ITEM 2(c).  Citizenship:

            Paul S. Bush
            One Mason Drive
            Jamestown, New York 14702
            United States

            Paul S. Bush Declaration of Trust
            One Mason Drive
            Jamestown, New York 14702
            Florida

            The Bush Family Ltd. Partnership
            One Mason Drive
            Jamestown, New York 14702
            Florida

ITEM 2(d).  Title of Class of Securities:
            Class A Common Stock, par value $.10 per share (the
            "Common Stock").

ITEM 2(e).  Cusip Number: 123164 10 5

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b),or 13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

            (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
            78c).

            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).

            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) [ ] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G);

---------------------                                       ------------------
CUSIP NO. 123164 10 5                                       PAGE 6 OF 12 PAGES
---------------------                                       ------------------

          (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) [ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

          N/A

ITEM 4.   Ownership.

          (a)  Amount beneficially owned:

               4,180,547 shares of Common Stock (1)

          (b)  Percent of Class:

               Approximately 29.16%(1)

------------------
(1) Represents an aggregate 3,620,547 shares of Class A Common Stock beneficially owned by Paul S. Bush, as to which Mr. Bush may be deemed to share voting and dispositive power, and an aggregate 560,000 shares of Class A Common Stock, as to which Mr. Bush may be deemed to have sole dispositive power. Such shares include an aggregate 77,909 shares of Class A Common Stock owned of record by the Paul S. Bush Declaration of Trust (the "Trust"), and an aggregate 1,003,812 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by the Trust , and as to which Mr. Bush, as the trustee of such Trust, shares voting and dispositive power with such Trust. In addition, includes an aggregate 2,261,916 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by The Bush Family Ltd. Partnership (the "Partnership"), and as to which Mr. Bush shares voting and dispositive power with such Partnership. In addition, includes (a) an aggregate 2,200 shares of Class A Common Stock owned of record by Mr. Bush's spouse, and an aggregate 1,500 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by Mr. Bush's spouse, and with respect to which Mr. Bush disclaims beneficial ownership, and with respect to which Mr., Bush may be deemed to share voting and dispositive power;
(b) an aggregate 228,153 shares of Class A Common Stock owned of record by trusts for Mr. Bush's children and an aggregate 45,057 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by such trusts for Mr. Bush's children, and with respect to which Mr. Bush may be deemed to share voting and dispositive power; and (c) an aggregate 560,000 shares of Class A Common Stock issuable upon exercise of a like number of options owned of record by Mr. Bush, and with respect to which Mr. Bush may be deemed to have sole dispositive power. Such shares do not include an aggregate 284,666 shares of Class A Common Stock owned of record by a Charitable Remainder Unitrust, and with respect to which Mr. Bush disclaims beneficial ownership. Also excludes an aggregate 11,523 shares of Class A Common Stock held of record by the Issuer's 401(k) Plan, and with respect to such shares the trustees of such Plan have sole voting power.

As of December 31, 2000, Mr. Bush may be deemed to have beneficially owned an aggregate 4,195,047 shares of the Issuer's Class A Common Stock (or

---------------------                                       ------------------
CUSIP NO. 123164 10 5                                       PAGE 7 OF 12 PAGES
---------------------                                       ------------------

approximately 29.5% of the total shares then deemed outstanding). Such shares represent an aggregate 3,635,047 shares of Class A Common Stock beneficially owned by Paul S. Bush, as to which Mr. Bush may be deemed to share voting and dispositive power, and an aggregate 560,000 shares of Class A Common Stock as to which Mr. Bush may be deemed to have sole dispositive power. Such shares include an aggregate 88,409 shares of Class A Common Stock owned of record by the Trust, and an aggregate 1,013,612 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by the Trust , and as to which Mr. Bush, as the trustee of such Trust, shares voting and dispositive power with such Trust. In addition, includes an aggregate 2,261,916 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by the Partnership, and as to which Mr. Bush shares voting and dispositive power with such Partnership. In addition, includes an aggregate 228,153 shares of Class A Common Stock owned of record by trusts for Mr. Bush's children and an aggregate 42,957 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by such trusts for Mr. Bush's children, and with respect to which Mr. Bush may be deemed to share voting and dispositive power; and an aggregate 560,000 shares of Class A Common Stock issuable upon exercise of a like number of options owned of record by Mr. Bush, and with respect to which Mr. Bush may be deemed to have sole dispositive power. Such shares do not include an aggregate 339,666 shares of Class A Common Stock owned of record by a Charitable Remainder Unitrust, and with respect to which Mr. Bush disclaims beneficial ownership. Also excludes an aggregate 11,217 shares of Class A Common Stock held of record by the Issuer's 401(k) Plan, and with respect to such shares the trustees of such Plan have sole voting power.

As of December 31, 1999, Mr. Bush may be deemed to have beneficially owned an aggregate 4,152,913 shares of the Issuer's Class A Common Stock (or approximately 28.8% of the total shares then deemed outstanding). Such shares include an aggregate 39,075 shares of Class A Common Stock owned of record by Mr. Bush and an aggregate 1,423,212 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock owned of record by Mr. Bush, and with respect to which Mr. Bush may be deemed to have sole voting and dispositive power. Such shares also include an aggregate 1,861,916 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by the Partnership, and as to which Mr. Bush shares voting and dispositive power with such Partnership. In addition, includes an aggregate 228,153 shares of Class A Common Stock owned of record by trusts for Mr. Bush's children and an aggregate 40,557 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by such trusts for Mr. Bush's children, and with respect to which Mr. Bush may be deemed to share voting and dispositive power; and an aggregate 560,000 shares of Class A Common Stock issuable upon exercise of a like number of options owned of record by Mr. Bush, and with respect to which Mr. Bush may be deemed to have sole dispositive power. Such shares do not include an aggregate 400,000 shares of Class A Common Stock owned of record by a Charitable Remainder Unitrust, and with respect to which Mr. Bush disclaims beneficial ownership. Also excludes an aggregate 10,891 shares of Class A Common Stock held of record by the Issuer's 401(k) Plan, and with respect to such shares the trustees of such Plan have sole voting power.

As of December 31, 1998, Mr. Bush may be deemed to have beneficially owned an aggregate 4,149,953 shares of the Issuer's Class A Common Stock (or approximately 28.8% of the total shares then deemed outstanding). Such shares include an aggregate 38,757 shares of Class A Common Stock owned of record by Mr. Bush and an aggregate 3,291,128 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock owned of record by Mr. Bush, and with respect to which Mr. Bush may be deemed to have sole voting and dispositive power. In addition, such shares also include an

---------------------                                       ------------------
CUSIP NO. 123164 10 5                                       PAGE 8 OF 12 PAGES
---------------------                                       ------------------

aggregate 228,153 shares of Class A Common Stock owned of record by trusts for Mr. Bush's children and an aggregate 38,757 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by such trusts for Mr. Bush's children, and with respect to which Mr. Bush may be deemed to share voting and dispositive power; and an aggregate 560,000 shares of Class A Common Stock issuable upon exercise of a like number of options owned of record by Mr. Bush, and with respect to which Mr. Bush may be deemed to have sole dispositive power. Such shares do not include an aggregate 400,000 shares of Class A Common Stock owned of record by a Charitable Remainder Unitrust, and with respect to which Mr. Bush disclaims beneficial ownership. Also excludes an aggregate 10,550 shares of Class A Common Stock held of record by the Issuer's 401(k) Plan, and with respect to such shares the trustees of such Plan have sole voting power.

As of December 31, 1997, Mr. Bush may be deemed to have beneficially owned an aggregate 4,525,816 shares of the Issuer's Class A Common Stock (or approximately 31.4% of the total shares then deemed outstanding). Such shares include an aggregate 45,115 shares of Class A Common Stock owned of record by Mr. Bush and an aggregate 3,458,328 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock owned of record by Mr. Bush, and with respect to which Mr. Bush may be deemed to have sole voting and dispositive power. In addition, such shares also include an aggregate 287,052 shares of Class A Common Stock owned of record by trusts for Mr. Bush's children and an aggregate 60,321 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by such trusts for Mr. Bush's children, and with respect to which Mr. Bush may be deemed to share voting and dispositive power; and an aggregate 675,000 shares of Class A Common Stock issuable upon exercise of a like number of options owned of record by Mr. Bush, and with respect to which Mr. Bush may be deemed to have sole dispositive power. Such shares do not include an aggregate 280,000 shares of Class A Common Stock owned of record by a Charitable Remainder Unitrust, and with respect to which Mr. Bush disclaims beneficial ownership. Also excludes an aggregate 10,310 shares of Class A Common Stock held of record by the Issuer's 401(k) Plan, and with respect to such shares the trustees of such Plan have sole voting power.

As of December 31, 1996, Mr. Bush may be deemed to have beneficially owned an aggregate 4,842,466 shares of the Issuer's Class A Common Stock (or approximately 34.7% of the total shares then deemed outstanding). Such shares include an aggregate 54,108 shares of Class A Common Stock owned of record by Mr. Bush and an aggregate 3,762,508 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock owned of record by Mr. Bush, and with respect to which Mr. Bush may be deemed to have sole voting and dispositive power. In addition, such shares also include an aggregate 292,052 shares of Class A Common Stock owned of record by trusts for Mr. Bush's children and an aggregate 58,801 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by such trusts for Mr. Bush's children, and with respect to which Mr. Bush may be deemed to share voting and dispositive power; and an aggregate 675,000 shares of Class A Common Stock issuable upon exercise of a like number of options owned of record by Mr. Bush, and with respect to which Mr. Bush may be deemed to have sole dispositive power. Also excludes an aggregate 10,075 shares of Class A Common Stock held of record by the Issuer's 401(k) Plan, and with respect to such shares the trustees of such Plan have sole voting power.

As of December 31, 1995, Mr. Bush may be deemed to have beneficially owned an aggregate 3,257,514 shares of the Issuer's Class A Common Stock (or
approximately 36.2% of the total shares then deemed outstanding).    Such shares
include an aggregate 43,077 shares of Class A Common Stock owned of record by Mr. Bush and an aggregate 2,512,372 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock

---------------------                                     ------------------
CUSIP NO. 123164 10 5                                     PAGE 9 OF 12 PAGES
---------------------                                     ------------------

owned of record by Mr. Bush, and with respect to which Mr. Bush may be deemed to have sole voting and dispositive power. In addition, such shares also include an aggregate 214,329 shares of Class A Common Stock owned of record by trusts for Mr. Bush's children and an aggregate 37,736 shares of Class A Common Stock issuable upon the conversion of a like number of shares of Class B Common Stock owned of record by such trusts for Mr. Bush's children, and with respect to which Mr. Bush may be deemed to share voting and dispositive power; and an aggregate 450,000 shares of Class A Common Stock issuable upon exercise of a like number of options owned of record by Mr. Bush, and with respect to which Mr. Bush may be deemed to have sole dispositive power. Also excludes an aggregate 6,669 shares of Class A Common Stock held of record by the Issuer's 401(k) Plan, and with respect to such shares the trustees of such Plan have sole voting power.

The afore-described percentages of ownership have been calculated based on the total number of shares of Class A and Class B Common Stock then outstanding, as adjusted for the number of shares of Class A Common Stock issuable upon exercise of outstanding options then owned of record by Mr. Bush.

_____________

          (c)  Number of shares as to which such persons have:

               (i)   Sole power to vote or to direct the vote:

                     0
               (ii)  Shared power to vote or to direct the vote:

                     See Item 4(a) above.

               (iii) Sole power to dispose or to direct the disposition of:

                     560,000   See Item 4(a) above.

               (iv)  Shared power to dispose or to direct the disposition of:

                     See Item 4(a) above.

ITEM 5.   Ownership of Five Percent or Less of a Class.

          N/A

ITEM 6.   Ownership of More Than Five Percent on Behalf of Another
          Person.

          See Item 4(a) above.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

          N/A

ITEM 8.   Identification and Classification of Members of the Group.

          N/A

---------------------                                     -------------------
CUSIP NO. 123164 10 5                                     PAGE 10 OF 12 PAGES
---------------------                                     -------------------


ITEM 9.  Notice of Dissolution of Group.

         N/A

ITEM 10. Certifications.

         N/A

---------------------                                     -------------------
CUSIP NO. 123164 10 5                                     PAGE 11 OF 12 PAGES
---------------------                                     -------------------


                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 14, 2002           By:   /s/ Paul S. Bush
                                   ----------------------
                                   Paul S. Bush


                              Paul S. Bush Declaration of Trust



Dated: February 14, 2002           By:   /s/ Paul S. Bush
                                   ----------------------
                                   Paul S. Bush,
                                   Trustee


                              The Bush Family Ltd. Partnership
                              By: Bush Enterprises, Inc., General Partner

Dated: February 14, 2002           By:   /s/ Paul S. Bush, President
                                   --------------------------------------
                                   By: Paul S. Bush, President

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CUSIP NO. 123164 10 5                                     PAGE 12 OF 12 PAGES
---------------------                                     -------------------


                                                                       EXHIBIT A

                            JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in Amendment No. 9 to the Schedule 13G/A referred to below) on behalf of each of them of a statement on Amendment No. 9 to
Schedule 13G/A (including amendments thereto) with respect to the Common Stock, par value $.10 per share, of Bush Industries, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undesigned hereby execute this Agreement this 14th day of February, 2002.



Dated: February 14, 2002      By:   /s/ Paul S. Bush
                              ----------------------
                              Paul S. Bush


                         Paul S. Bush Declaration of Trust



Dated: February 14, 2002      By:   /s/ Paul S. Bush
                              ----------------------
                              Paul S. Bush,
                              Trustee


                         The Bush Family Ltd. Partnership
                         By: Bush Enterprises, Inc., General Partner

Dated: February 14, 2002      By:   /s/ Paul S. Bush, President
                              --------------------------------------
                              By: Paul S. Bush, President